BMP Holdings Inc.

381 West Mountain Rd.

Ridgefield, CT 06877

August 12, 2015

VIA EDGAR ONLY
United States Securities and Exchange Commission
Division of Corporation finance
100 F Street, NE
Washington, D.C. 20549
Attention:	John Dana Brown
Julie Griffith
Theresa Messinese
Lyn Shenk

Re:	BMP Holdings Inc.
Amendment No.3 to
Registration Statement on Form S-1
Filed August 5, 2015
File No. 333-204070

Ladies and Gentlemen,

Pursuant to Rule 461 of the Securities Act of 1933, as amended, BMP Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern Time, today, August 12, 2015, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2015

Page Two

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its outside counsel Joseph J. Tomasek at (973) 224-1061, followed by written confirmation to the addresses listed on the cover page of the Registration Statement.

Sincerely,

BMP HOLDINGS, INC

By: Henry Sargent

Henry Sargent, President and CEO